SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 1998


                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


                        Suite 1200, 543 Granville Street
                           Vancouver, British Columbia
                                 Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F |X|            Form 40-F |_|



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes |_|                  No |X|




1.   Consolidated financial statements for the six months ended June 30, 1998

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Minco Mining & Metals Corporation



Date: December 6, 2000              By:   /s/  Ken Cai
                                            Ken Cai, President and C.E.O.

                                NOTICE TO READER


We have compiled the consolidated balance sheet of Minco Mining & Metals Corporation as at June 30, 1998 and the consolidated statements of operations and deficit and changes in financial position for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.



Vancouver, Canada                                     "ELLIS FOSTER"
August 5, 1998                                        Chartered Accountants

MINCO MINING AND METALS CORPORATION

Consolidated Balance Sheet
June 30, 1998

(Unaudited - See Notice to Reader)



                                                                      1998              1997
ASSETS                                                                ----              ----

Current
  Cash and temporary investments                                  $  3,265,685     $  5,115,133
  Funds restricted for mineral exploration (Note1a)                     49,286          374,404
  Accounts receivable                                                   60,696           91,786
  Prepaid expenses and deposits                                         73,611           99,911
                                                                  ------------     ------------
                                                                     3,449,278        5,681,234

Mineral interests (Note 1)                                           2,120,653        1,293,348

Capital assets                                                         191,418          176,446
                                                                  ------------     ------------
                                                                  $  5,761,349     $  7,151,028
                                                                  ============     ============
LIABILITIES

Current
  Accounts payable and accrued liabilities                        $     96,227     $    103,303
                                                                  ------------     ------------
SHAREHOLDERS' EQUITY

Share capital (Note 2)                                               8,872,968        8,820,468

Deficit                                                             (3,207,846)      (1,772,743)
                                                                  ------------     ------------
                                                                     5,665,122        7,047,725
                                                                  ------------     ------------
                                                                  $  5,761,349     $  7,151,028
                                                                  ============     ============



Approved by the Directors:   "Peter Tsaparas"     "Robert Callander"
                             ----------------     ------------------
                             Peter Tsaparas       Robert Callander

MINCO MINING AND METALS CORPORATION

Consolidated Statement of Operations and Deficit
Six Months Ended June 30, 1998
(Unaudited - See Notice to Reader)



                                                                      1998             1997
                                                                      ----             ----

Interest and sundry income                                        $     60,288     $    107,727
                                                                  ------------     ------------
Administrative expenses
  Accounting                                                            55,726           38,971
  Advertising                                                           11,379           14,348
  Amortization                                                          29,491           23,235
  Capital taxes                                                              -           20,612
  Computer costs                                                             -            1,513
  Conference                                                             5,409           22,947
  Entertainment                                                         15,608           37,174
  Investor relations - consulting                                       78,753           47,760
  Legal                                                                 20,448           31,194
  Listing, filing and transfer agents                                   39,652            7,797
  Management fees                                                       53,669           43,051
  Office and miscellaneous                                              29,201           50,651
  Printing                                                              14,553           71,605
  Promotion and government relations                                    57,217           77,855
  Property investigation                                               104,509           38,999
  Rent                                                                  71,219           89,184
  Salaries and benefits                                                 47,680           74,923
  Telephone                                                             30,996           40,087
  Travel and transportation                                             27,658           46,507
  Foreign exchange loss (gain)                                            (496)           3,482
                                                                  ------------     ------------
                                                                       692,672          781,895
                                                                  ------------     ------------
Operating loss                                                        (632,384)        (674,168)

Minority interest                                                            -              545
                                                                  ------------     ------------
Net loss for the period                                               (632,384)        (673,623)

Deficit, beginning of period                                        (2,575,462)      (1,099,120)
                                                                  ------------     ------------
Deficit, end of period                                            $ (3,207,846)    $ (1,772,743)
                                                                  ============     ============
Loss per share                                                    $      (0.04)    $      (0.04)
                                                                  ============     ============

MINCO MINING AND METALS CORPORATION


Consolidated Statement of Changes in Financial Position
Six Months Ended June 30, 1998
(Unaudited - See Notice to Reader)



                                                                       1998             1997
                                                                       ----             ----

Cash provided by (used for) operating activities
  Net loss for the period                                         $   (632,384)    $   (673,623)
  Items not involving cash
  - amortization                                                        29,491           23,235
  - minority interest's share of loss                                        -             (545)
                                                                  ------------     ------------
                                                                     (602,893)         (650,933)
  Net change in non-cash working capital                             (117,011)         (219,751)
                                                                  ------------     ------------
                                                                     (719,904)         (870,684)
Cash provided by financing activities
  Shares issued for cash, net of issuance costs                              -          158,000
                                                                  ------------     ------------
Cash provided by (used for) investing activities
  Acquisition of capital assets                                        (9,580)          (120,363)
  Acquisition of minority shareholder's
    interest in Temco                                                        -          (175,000)
  Deferred exploration costs                                         (307,745)          (872,717)
  Decrease in funds restricted
    for mineral exploration                                             16,043           163,096
                                                                  ------------     ------------
                                                                      (301,282)      (1,004,984)
                                                                  ------------     ------------
Decrease in cash position                                           (1,021,186)      (1,717,668)

Cash position, beginning of period                                   4,286,871        6,832,801
                                                                  ------------     ------------
Cash position, end of period                                      $  3,265,685     $  5,115,133
                                                                  ============     ============


MINCO MINING & METALS CORPORATION

Notes to Consolidated Financial Statements
June 30, 1998
(Unaudited - See Notice to Reader)


1.   Mineral Interests



                                                       1998                             1997
                                  -----------------------------------------------   -------------
                                                        Deferred
                                    Acquisition       Exploration        Total           Total
                                       Costs             Costs           Costs           Costs
                                                       (Schedule)
      -------------------------------------------------------------------------------------------
      Emperor's Delight                $    100        $   89,216     $   89,316      $  189,471
      Lengkou                                 -           388,272        388,272               -
      Crystal Valley                        100                 -            100             100
      Stone Lake                            100                 -            100             100
      Changba Lijiagou
      Lead-Zinc Deposit                     100           134,703        134,803          32,464
      White-Silver Mountain                   -           111,247        111,247               -
      Chapuzi and
      Xifanping Gold Deposits                 -           410,962        410,962         296,263
      Heavenly Mountains                      -           653,352        653,352         522,975
      Savoyardinskii                    104,446           221,523        325,969          96,296
      Inner Mongolia                          -             6,532          6,532               -
      Sundry                                  -                 -              -         155,679
      -------------------------------------------------------------------------------------------
                                       $104,846        $2,015,807     $2,120,653      $1,293,348
      ===========================================================================================


     (a) The Emperor's Delight and Lengkou properties are located in Hebei Province, China. Pursuant to the Joint Venture Agreement, Temco can earn a 55% interest in the properties by spending US$4.4 million over a five-year period. The funds restricted for mineral explorations, as shown in the financial statements, are funds restricted for this joint venture.

     (b) The Crystal Valley and Stone Lake properties are located in Hebei Province, China. These projects are subject to the approval of the appropriate Chinese government authorities.

MINCO MINING & METALS CORPORATION

Notes to  Consolidated  Financial  Statements
June 30, 1998 (Unaudited - See Notice to Reader)


1.   Mineral Interests (continued)

     (c) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Gansu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The Company can earn a 75% interest in the deposits of Deep Changba, Lijiagou and the Joint Area by taking the project through development, to produce 3,500 tonnes of ore per day. Besides the deposits, BNMC is also contributing the existing 3,500 tonnes per day on site concentrator and all related infrastructure.

     (d) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China through the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. The Company will earn an 80% interest in the entire property by paying for exploration work and taking any one discovery to the pre-feasibility stage.

     (e) The Chapuzi and Xifanping Gold Deposits are located in Sichuan Province, China. The Company has entered into a cooperative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on the Chapuzi property.

          Pursuant to an agreement, the Company shall have the right to earn a 51% interest by spending $5 million on exploration and development in the Chapuzi Gold Deposit. The Company may earn a 75% interest by placing the project into production.

          Initial due diligence studies on the Xifanping project are being performed. The Company has an exclusive right to negotiate and enter into a joint venture contract on the Xifanping property, subject to the approval of the appropriate Chinese government authorities.

     (f) The Heavenly Mountains properties are located in Xinjiang Province, China. Temco has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China.

MINCO MINING & METALS CORPORATION

Notes to  Consolidated  Financial  Statements
June 30, 1998 (Unaudited - See Notice to Reader)


1.   Mineral interests (continued)

     (g) The Company has acquired an 80% interest in a gold/antimony property located in the Savoyardinskii area in Karakuldzinskii Region, Osh Oblast, Kyrgyz Republic. The mineral exploration licence pertaining to this property is held by the joint venture partners which own the remaining 20% interest of the property. The licence is valid until December 31, 1999 and is renewable.

          A finder's fee comprising US$35,000 and 35,000 common shares of the Company was paid and issued in connection with the acquisition of this property interest. Following direct expenditures of US$1,000,000 on the property, another finder's fee of 75,000 shares of the Company is payable; following aggregate expenditures of US$2,000,000 on the property, an additional finder's fee of 75,000 common shares of the Company is payable.

     (h) The Inner Mongolia property is located in Inner Mongolia Autonomous Region, China. Pursuant to the Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending RMB18 million over a four-year period.

2.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                      Shares          Amount
                                                                    ----------     -----------

     Balance, December 31, 1996                                     15,202,123     $ 8,662,468

     Issued pursuant to exercise of warrants at $1.20 per share        125,000         150,000

     Issued pursuant to exercise of options at $1.00 per share           8,000           8,000

     Balance, June 30, 1997                                         15,335,123       8,820,468

     Issued for finder's fee at $1.50 per share                         35,000          52,500
                                                                    ----------     -----------
     Balance, December 31, 1997 and June 30, 1998                   15,370,123     $ 8,872,968
                                                                    ==========     ===========


(c) 4,286,689 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

Notes to  Consolidated  Financial  Statements
June 30, 1998 (Unaudited - See Notice to Reader)


2.   Share Capital (continued)

     (d)  Stock options outstanding at June 30, 1998:


          Number of Shares     Exercise Price               Expiry Date
          ----------------     --------------               -----------

               75,000             $1.50                    March 31, 2000

              826,100             $1.41                    March 5, 2006

              215,500             $1.41                    June 20, 2007

               97,300             $1.41                    October 8, 2006

               97,300             $1.41                    March 6, 2007

               38,300             $1.63                    August 31, 1998

               12,500             $1.34                    August 31, 1998

              125,000             $2.00                    July 2, 1999

              125,000             $3.00                    July 2, 1999

              125,000             $3.45                    July 2, 2000

               75,000             $1.50                    April 24, 2000
            ---------
            1,812,000
            =========

     (e)  Warrants outstanding at June 30, 1998:

          Number of Shares     Exercise Price               Expiry Date
          ----------------     --------------               -----------

            1,600,000             $2.00                     December 31, 1998


3.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:

                                                     1998             1997
                                                     ----             ----

          Management fees and salaries            $ 65,685         $ 43,051
          Property investigation                    20,702           11,121
          Investor relations - consulting                -            2,760
          Deferred exploration costs                38,188           65,496
          Rent                                       6,000                -
                                                  --------         --------
                                                  $130,575         $122,428
                                                  ========         ========

     (b) Account payable of $51,632 (1997 - $49,458) is due to a corporation controlled by a director of the Company.

4. Comparative Figures

Certain 1997 comparative figures have been reclassified to conform with the financial statement presentation adopted for 1998.

MINCO MINING & METALS CORPORATION
Consolidated Schedule of Deferred Exploration Costs
Six Months Ended June 30, 1998
(Unaudited - See Notice to Reader)



                                                                      White
                                  Emperor's                          Silver                  Heavenly                       Inner
                                   Delight     Lengkou   Changba    Mountains   Chapuzi     Mountains   Savoyardinskii    Mongolia
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period      $ 89,216    $364,811  $ 82,596      3,700    $376,002     $ 621,367       $170,370      $    -
Amortization                             -           -         -          -           -             -              -           -
Assaying                                 -           -         -          -           -             -              -         348
Drilling and trenching                   -           -         -          -           -             -              -           -
Engineering                              -       2,420    24,519        458           -             -              -           -
Equipment                                -           -         -          -           -             -              -           -
Field office administration              -       4,214         -          -           -             -              -           -
Field office rent                        -           -         -          -           -             -              -           -
Field office supplies                    -           -         -        613           -             -              -           -
Geochemical sampling                     -           -         -          -           -        14,156         11,102           -
Geological mapping                       -           -         -          -       8,519             -          7,401           -
Geological consulting                    -           -     3,650     48,845       7,078         9,837          7,040       3,214
Geological translation                   -           -     6,961          -         525           875            316           -
Geophysics                               -           -         -          -           -             -         18,503           -
Labour                                   -       6,203         -          -           -             -              -           -
Legal                                    -           -         -      2,487           -             -              -           -
Miscellaneous                            -           -     2,592      2,638      14,829         2,279          6,480           -
Project management                       -       2,197     6,779     12,794           -             -              -           -
Remote sensing                           -           -         -         -            -             -              -           -
Reporting and license                    -           -         -          -           -             -              -           -
Travel and transportation                -       8,427     7,606     39,712       4,009         4,838            311       2,970
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period            $ 89,216    $388,272  $134,703   $111,247    $ 410,962     $ 653,352      $221,523     $ 6,532
=================================================================================================================================


                      Schedule "C" : Management Discussion
                        Minco Mining & Metals Corporation
                       For the period ending June 30, 1998

Project Activity

Activity centered on preparations for the 3,600 metre Phase I diamond drill program on the White Silver Mountain Project in Gansu province. This program will be conducted from the bottom level of the operating Xiaotieshan Mine and its target is newly discovered mineralization below the known mineralized zones. Subsequent to the end of the second quarter, the Company had established a field office in Baiyin, work had commenced on construction of the underground drill stations and an assessment of the economic geology potential of the Baiyin region had begun.

The Company announced that Teck Corporation had signed an option agreement on the White Silver Mountain project and was making a private placement in the Company. Proceeds from the private placement, $750,000, were to fund the Phase I drilling and initial surface exploration programs on the project.

The  Company  is  currently   awaiting   access  to  the  drill  core  from  the
Changba-Lijiagou lead zinc project in order to conduct its geological due diligence on the deposit. Minco's partner on this project, Baiyin Non Ferrous Metals Corporation, is working on acquiring the drill core from the government exploration division that carried out the definition drilling on both deposits. Assuming a positive review of the geological information, the Company will proceed with its pre-feasibility studies on the project.

At the end of the second quarter, the Company's consulting geologist departed for the Kyrghyzstan to conduct an evaluation of the work completed on the Savoyardinski gold project.

To the end of the reporting period, the Company was evaluating several opportunities to invest in additional gold and base metal projects in China.

Financial Activity

As of June 30, 1998, the Company spent a total of $307,745 on its properties in China and Kyrghyzstan.

Overall administrative expenses decreased to $692,672 in the first six months of 1998 from $781,895 for the comparable period of 1997. This decrease is a result of lower printing costs, employee salaries, conference, travel and transportation, which were partially offset by increases in property investigation and investor relations costs and listing and filing fees.

The closure of the Toronto office in November of 1997 was mainly responsible for the declines in rent, telephone and salaries and benefits categories to $149,895 for the first six months of 1998 from $204,194 for the same period of 1997.

General  office  costs,  conference,  legal,  advertising,   promotion,  travel,
transportation and entertainment costs overall declined to $181,473 from $352,281 for the same period last year.

Property investigation costs increased from $38,999 for the first six months of 1997 to $104,509 for the same period of 1998, reflecting the Company's increased property investigation activities in China.

The listing, filing and transfer agents, investor relations-consulting and accounting cost increased from $94,528 for the first two quarters of 1997 to $174,131 for the same period of 1998. This increase is largely due to the preparation of the annual general meeting, the listing on the Toronto Stock Exchange as well as 20F registration with the Securities and Exchange Commission.

During the period, total management fees and salaries increased to $65,685 from $43,051 in same period 1997. In addition, the Company incurred expenses of $64,890 to its Chairman, President and Chief Executive Officer and Vice President of Exploration or to corporations controlled by them, compared to expenses of $79,377 for the same period last year.

Interest and investment income for the period amounted to $60,288 compared with $107,727 for the first six months of 1997. This change reflects a drop in the value of the Company's temporary investment portfolio.

Miscellaneous Items

The Company extended the time of expiry on its 1,600,000 outstanding share purchase warrants from June 30, 1998 to December 31, 1998. In addition, the exercise price of such warrants has been reduced from $2.55 per share to $2.00 per share. If at any time prior to December 31, 1998 the ten day weighted average trading price of the common shares of the company exceeds $2.50 per share ( the "triggering event") the warrants must expire on the 30th day following the occurrence of the triggering event regardless of any later expiry date that may be identified in the terms of the warrants.

The Company also announced a non-brokered private placement in the Company by Teck Corporation for 375,000 shares priced at $2.00 per share . The placement includes additional share purchase warrants as follows: 125,000 shares priced at $2.00 for one year; 125,000 shares priced at $3.00 for one year and 125,000 shares priced at $3.45 for two years. Proceeds from the initial placement are to be used exclusively for the Phase I program on the White Silver Mountain project. With this private placement, Teck Corporation receives an option to earn 70% of Minco's interest in the property. To exercise the option, Teck must exercise the additional 125,000 share purchase warrants at $3.00 per share and fund all of Minco's obligations on the project to production. The exercise of the back-in option by Teck would leave Minco with a 24% carried interest in the property.

Pursuant to a letter of agreement dated June 11th, Cominco Limited, can exercise further back-in rights at any time up to the pre-feasibility stage by repaying Teck and Minco one and a half times total project expenditures to that point and by funding its pro rata share of feasibility and development costs. If Cominco exercises this right, the ownership distribution on the project will be Cominco 20%, Teck 41%, Baiyin Non Ferrous Metals 20% with Minco retaining a 19% carried interest in the project.